Exhibit 99(a)(1)(C)

THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME,
KINDLY DISREGARD THIS NOTICE.
June 16, 2023
Dear Stockholder:

We have sent this letter to you to announce a repurchase offer (the “Offer”) by Prospect Floating Rate and Alternative Income Fund, Inc. (formally known as Prospect Sustainable Income Fund) (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s Class A common stock (“Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price equal to the net asset value per Share ("NAV per Share") as of July 14, 2023. The NAV as of March 31, 2023, was $6.07 per Share, but the NAV per Share as of July 14, 2023 may be higher or lower than such amount. The Offer period will begin on June 16, 2023 and end at 4:00 P.M., Eastern Time, on July 19, 2023. Subject to the limitations contained in the Offer to Purchase, all properly completed and duly executed letters of transmittal returned to the Company will be processed on or about July 26, 2023.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT A PRICE EQUAL TO THE COMPANY’S NET ASSET VALUE PER SHARE AS OF JULY 14, 2023, PLEASE DISREGARD THIS NOTICE.
The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase at the NAV per Share as of July 14, 2023, you must obtain from our website, or request that we mail to you, a copy of the Offer to Purchase, dated June 16, 2023 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal") (which together, as they may be amended and supplemented from time to time, constitute the "Offer") and other documents related to the Offer (which together, as they may be amended and supplemented from time to time, constitute the “Share Repurchase Package”). Please read the Share Repurchase Package carefully as it contains important information about the Offer. Requests for the Share Repurchase Package may be directed to the Company as follows.

Our website:	www.pfloat.com
Our phone number:	(212) 448-0702
Our mailing address:	Prospect Floating Rate and Alternative Income Fund, Inc. c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, California 94901

Stockholders may also contact their financial advisor, broker, dealer, commercial bank or trust company for assistance concerning the Offer.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated June 16, 2023, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance or offers to sell Shares would not be in compliance with the laws of that jurisdiction.

If you would like to tender a portion or all of your Shares for repurchase at the NAV per Share as of July 14, 2023, please complete the Letter of Transmittal included with the Share Repurchase Package and return it to the Company at the address below. Please see the Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to the number of Shares that the Company can repurchase with the cash that has been retained by

Exhibit 99(a)(1)(C)

the Company during the quarter ended March 31, 2023 as a result of issuing shares through its distribution reinvestment plan (the “DRIP”) to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash.

All requests to tender Shares must be received in good order by the Company, at the address below, by 4:00 P.M., Eastern Time, on July 19, 2023.

For delivery by regular mail, registered, certified or express mail, by overnight courier or by personal delivery:

Prospect Floating Rate and Alternative Income Fund, Inc. c/o Phoenix American Financial Services, Inc. 2401 Kerner Blvd. San Rafael, CA 94901
If you have any questions, please call your financial advisor or call the Company at (212) 448-0702.
Sincerely,
M. Grier Eliasek
President and Chief Executive Officer
Prospect Floating Rate and Alternative Income Fund, Inc.